morphosys

RECEIVED

2007 JUL 10 A 9:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried/Planegg
Germany

Telefon: +49 (0)89 899 27-0
Fax: +49 (0)89 899 27-222
Email: info@morphosys.com
Internet: www.morphosys.com

MorphoSys AG • Postfach 16 58 • 82145 Planegg

Fedex!!

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Mailstop: Room 3628

[redacted]

07025077

SUPPL

04 July, 2007

MorphoSys AG: 082-34915

Dear Madam,

Dear Sir,

Please find enclosed all publications made available to our shareholders since our last report.

If you have further questions please do not hesitate to contact us.

PROCESSED
JUL 13 2007
THOMSON
FINANCIAL

Best regards -

MorphoSys AG

pp Dr. Claudia Gutjahr-Löser
Head of
Corporate Communications

Tel.: +49 89 899 27-122
Fax: +49 89 899 27-5122
gutjahr@morphosys.com

Gerlinde Haring
Team Assistant
Corporate Communications

Tel.: +49 89 899 27-404
Fax: +49 89 899 27-5404
gerlinde.haring@morphosys.com

7/10

Enclosure
MorphoSys AG (082-34915)

- Press Release(s):

06/21/2007 MorphoSys Announces Clinical Milestone in Partnered Therapeutic Antibody Program - Third HuCAL-based Antibody to Begin Clinical Trials

04 July, 2007 (GHR)

Press Release
Martinsried/Munich, June 21, 2007

MorphoSys Announces Clinical Milestone in Partnered Therapeutic Antibody Program

Third HuCAL-based Antibody to Begin Clinical Trials

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) announced today that an undisclosed partner has filed all necessary documentation to initiate a Phase 1 clinical trial with a HuCAL-derived fully human antibody in the therapeutic area of oncology. This achievement marks the third fully human antibody developed with MorphoSys's core technology within its partnerships to enter human clinical trials and triggers a clinical milestone payment to MorphoSys.

"This is an exciting program for the treatment of cancer and we are therefore delighted to see the program move into human clinical trials," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "This latest addition to the roster of HuCAL antibodies in the clinic underlines the fact that our therapeutic pipeline is growing and maturing. The strength of this pipeline is a core asset of MorphoSys that will be a key driver of the company's future growth."

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Astellas (Japan), Bayer-Schering (USA/Germany), Boehringer Ingelheim (Germany), Bristol-Myers Squibb (USA), Centocor Inc. (USA), Daiichi Sankyo & Co., Ltd. (Japan), GPC Biotech AG (Germany), Hoffmann-La Roche AG (Switzerland), ImmunoGen Inc. (USA), Merck & Co., Inc. (USA), Novartis AG (Switzerland), Novoplant GmbH (Germany), OncoMed Pharmaceuticals, Inc. (USA), Pfizer Inc. (USA), ProChon Biotech Ltd. (Israel), Schering-Plough (USA), Shionogi & Co., Ltd. (Japan), Xoma Ltd. (USA) and others. Additionally, MorphoSys is active in the antibody research market through its AbD Serotec business unit. The business unit was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without

limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Head of Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

END